INTERNATIONAL BARRIER CORP.

604-750 West Pender Street

Vancouver, B.C.

V6C 2T7

April 11, 2007

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C.

20549-7010

Dear Sirs:

Re:

International Barrier Corp.

Form 10-KSB for the year ended June 30, 2006

Form 10-Q for the quarter ended December 31, 2006

File No. 0-20412

We are in receipt of your letter dated March 22, 2007 and have the following responses:

Form 10-KSB for the fiscal year ended June 30, 2006

MD & A disclosure re: Stock Based Compensation

We acknowledge that adjusting GAAP income to exclude stock-based compensation is a non-GAAP measure. As such, future quarterly and annual filings will be revised to ensure that non-GAAP measures are not included in the filings.

Financial position and financings

Our future quarterly and annual filings will revised to enhance our disclosures with respect to liquidity, cash flows and contractual obligations in accordance with Item 303 of Regulation S-B

Significant Accounting Policies re: Foreign Currency Translation

A.

Functional Currency

SFAS 52 states, “An entity's functional currency is the currency of the primary economic environment in which the entity operates; normally, that is the currency of the environment in which an entity primarily generates and expends cash.” International Barrier has determined that because its operations are in the United States, its revenues are in US dollars and it generally, with a few exceptions, incurs its operational expenses in US dollars, then the functional currency the functional currency is thus the US dollar in accordance with SFAS 52.

B.

Foreign Currency translation adjustment

The translation of the parent company books from Canadian dollars to US dollars gave rise to a foreign currency translation adjustment which had been previously included as a separate component of Other Comprehensive Income “OCI”. However, given that the Company’s reporting currency and functional currency are the same, the interpretation of FAS 52 paragraph 13 is that foreign currency translation adjustments should be charged or credited in the Statement of Operations in the year in which they arise rather than including them as a component of OCI. Virtually all of the foreign exchange items in the Company’s financial statements arise as a result of foreign currency translation adjustments and there are no significant foreign exchange items arising as a result of transaction gains or losses.

Credit Risk

We will enhance the disclosure of the concentrations of credit risks in accordance with SFAS 131, paragraph 39 and, as well, to include the nature of these risks as a risk factor in future SEC filings

Common Stock

i.

Common share purchase warrants were issued as part of equity unit offerings in prior private placements and they do not trade in the market separately from our common shares. Under US GAAP, such warrants are not valued.

ii.

The assumptions used to determine fair value of the stock options are modified as the Company obtains more experience in applying SFAS 123R. The Company has used the contractual life of the options as their expected term given the absence of historical experience data and as allowed as per SAB 107.

Form 10-Q for the quarter ended December 31, 2006

Controls and Procedures

There were no changes in the Company’s internal control over financial reporting occurring in the fiscal period ended June 30, 2006. Also, there was no change in such controls occurring in the interim period ended December 31, 2006 and we will revise future filings to ensure that disclosures comply with Item 308 ( c ) of Regulation S-B.

We acknowledge that:

•

the company is responsible  for the adequacy and accuracy of the disclosure of its filings;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commision from taking any action with respect to the filing; and

•

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

Yours truly,

INTERNATIONAL BARRIER TECHNOLOGY CORP.

David J Corcoran, Director